March 31, 2026

Chris Suh
Chief Financial Officer
Visa Inc.
P.O. Box 8999
San Francisco, California 94128

       Re: Visa Inc.
           Form 10-K for Fiscal Year Ended September 30, 2025
           File No. 001-33977
Dear Chris Suh:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2025
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Non-GAAP financial results, page 41

1. To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your non-GAAP results after your discussion and analysis of GAAP results.
       Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Corporation Finance Interpretations
       102.10(a).
Results of Operations
Net revenue, page 45

2. Increases in each component of net revenue appear to be primarily volume related. This factor appears to recur annually as the primary factor impacting your net revenue. Please discuss to the extent identifiable factors, such as macro-economic conditions and others, are the cause for the increased volume. To the extent there are known trends in the factors that materially impact future results, discuss such. Refer to the introductory paragraph of Item 303(b) and 303(b)(2)(ii) of Regulation S-K and Section III.B.3 and 4
       of SEC Release No. 33-8350.
 March 31, 2026
Page 2

3. Increases to your value-added services appear to represent about 50% of the respective period over period increases to your net revenue. Please revise to provide discussion of the factors underlying the increases. Further, your disclosure attributes the growth to your "Issuing Solutions, Advisory and Other Services and Acceptance Solutions"
       portfolios. However, you do not appear to quantify within the filing the revenues attributed to these portfolios, and your disclosure does not include quantification of the period over period increases to the respective portfolios to fully understand the impact of the growth from each. Refer to the applicable guidance noted above as well as
       Item 303(b)(2)(i) of Regulation S-K and section III.D of SEC Release No. 33-6835
       (501.04 of our Codification of Financial Reporting Policies).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services